UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of April 2017

Commission File Number:  1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. – In Judicial Reorganization (“Oi” or “Company”), pursuant to Article 12 of CVM Instruction No. 358/02, announced that, on this date, it received the following correspondence from PointState Capital LP., transcribed below:

“Dear Sir,

In accordance with Section 12 of CVM Instruction 358 of January 3,2002, as amended (“ICVM 358/02”), PointState Capital LP, a limited partnership with its heardquarters at 40 West 57th Street, 25th Floor, in the City of New York, State of New York, 10019, and registered with the Securities & Exchange Commission in the United States of America (“PointState”), hereby informs you that between April 4, 2017 and April 6, 2017, PointState entered into transactions that reduced its indirect equity holding in Oi S.A – Em Recuperação Judicial (“Company”) resulting, on the date hereof, in a position equivalent to 29,393,846 converted common shares issued by the Company, or 4.40% of the Company’s outstanding common shares, represented by 8,500,631 common shares and 4,178,643 American Depositary Receipts – ADRs with underlying common shares issued by the Company.

PointState informs that it does not currently intend to change the control of the Company, nor the management structure of the Company.

PointState also declares that, in addition to the ADRs and common shares mentioned herein, it does not own any other securities issued by the Company and it has not executed any agreement that governs the exercise of the voting rights nor the purchase and sale of securities issued by the Company.

Finally, in compliance with Section 12, VI of ICVM 358/02, PointState hereby informs that Mr. Carlos José Rolim de Mello, enrolled with the Individuals Taxpayers List under number 075,711,958-10 is PointState’s duly appointed representative in Brazil for the purposes of Section 119 of Law 6,404 of December 15, 1976, as amended.

Sincerely,

PointState Capital LP.”

Rio de Janeiro, April 07, 2017.

Oi S.A. – In Judicial Reorganization

Ricardo Malavazi Martins

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2017

OI S.A. – In Judicial Reorganization

By:  /s/ Ricardo Malavazi Martins

Name: Ricardo Malavazi Martins

Title: Chief Financial Officer and Investor Relations Officer